EXHIBIT 99.2

MASTER COLLABORATION AGREEMENT

This MASTER AGREEMENT (this "Agreement") is entered into as of 1 December 2014 ("Effective Date"), by and between Aeterna Zentaris GmbH, a limited liability company organized under the laws of the Federal Republic of Germany, with its principal place of business at Weismüllerstrasse 50, 60314 Frankfurt Germany (hereinafter "AEZS"), and Sinopharm A-think Pharmaceuticals Co., Ltd., a company organized under the laws of the People's Republic of China with its registered address at No. 1, Yi Xin Road, Shuangyang Economic Development Zone, Changchun, Jilin Province, China (hereinafter "Sinopharm"). AEZS and Sinopharm may each be referred to herein individually as a "Party" and collectively, as "Parties."
RECITALS
WHEREAS, AEZS controls certain intellectual property rights to a certain drug substance known as Zoptarelin Doxorubicin Acetate with the code name of AEZS-108 and a drug product containing such drug substance, which are each more specifically defined in the License Agreement (as defined below) as Licensed Compound and Licensed Product, respectively;
WHEREAS, Sinopharm has expressed its interest in obtaining rights and licenses to Develop and Manufacture (each as defined in the License Agreement) the Licensed Compounds and the Licensed Products in the Territory (as defined below) and to Commercialize (as defined in the License Agreement) the Licensed Products in the Territory; and
WHEREAS, the Parties are willing to enter into a collaboration (the "Collaboration") under which (i) AEZS will grant to Sinopharm certain rights and licenses to Develop, Manufacture and Commercialize the Licensed Products in the Territory and to Manufacture the Licensed Compounds in the Territory and Sinopharm will receive such rights and licenses, and (ii) AEZS will disclose AEZS Manufacturing Technology (as defined in the Technology Transfer Agreement) and provide technical assistance to Sinopharm to enable Sinopharm to Manufacture the Licensed Compounds and Licensed Products in the Territory, all on the terms and conditions hereinafter set forth.
NOW THEREFORE, in consideration of the foregoing premises and the mutual covenants herein contained, the receipt and sufficiency of which are hereby acknowledged, AEZS and Sinopharm hereby agree as follows:
1.    Definitions. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the License Agreement or Technology Transfer Agreement, as the case may be. Capitalized terms used in the Technology Transfer Agreement but are not defined therein shall have the meanings ascribed to them in the License Agreement.
2.     License Agreement. To implement the Collaboration, concurrently with the execution of this Agreement, the Parties shall enter into a License Agreement in the form attached as Exhibit A hereto (the "License Agreement").
3.    Technology Transfer Agreement. To implement the Collaboration, concurrently with the execution of this Agreement, the Parties shall enter into a Technology Transfer Agreement in the form attached as Exhibit B hereto (the "Technology Transfer Agreement").
4.    Press Release. As soon as practicable on or following the execution of this Agreement, the Parties shall issue the joint press release in the form attached as Exhibit C hereto (the "Press Release").
5.    Overlapping Terms. The terms set forth in Article 11 (Indemnity) of the License Agreement shall apply to the Technology Transfer Agreement, Mutatis Mutandis.

6.    Term and Termination. The termination of the License Agreement pursuant to the terms thereof shall result in the automatic termination of the Technology Transfer Agreement and this Agreement. Similarly, the termination of the Technology Transfer Agreement pursuant to the terms thereof shall result in the automatic termination of the License Agreement and this Agreement.
7.    Governing Law and Disputes. This Agreement shall be governed by the laws of Hong Kong, without regard to any conflict of law principles that require the application of laws of any other jurisdiction. Any disputes arising under this Agreement shall be resolved in accordance with Section 13.8 of the License Agreement.
8.    Entire Agreement. This Agreement together with the License Agreement and the Technology Transfer Agreement constitutes the entire, final and complete agreement and understanding between the Parties and replaces and supersedes all prior discussions and agreements between them with respect to the subject matter hereof.
9.    Conflict. In the event of a conflict between the License Agreement and the Technology Transfer Agreement, the License Agreement shall control.
10.    Modification. No modification or amendment of any terms or conditions hereof shall be effective unless made in writing and signed by a duly authorized officer of each Party.
11.    Assignment. This Agreement shall be binding upon each of the Parties, their successors and permitted assigns. However, neither Party shall be entitled to assign any rights or obligations under this Agreement to any third party without the prior written consent of the other Party, except that a Party shall be entitled to assign this Agreement, without such consent, to an Affiliate or to a successor-in-interest pursuant to a merger, acquisition, sale of all or substantially all its assets, a Change of Control, or similar transaction, provided that such assignee is bound by the terms and conditions hereunder. Any attempted assignment of this Agreement not in accordance with this Section 11 shall be null and void and of no force or effect.
12.     Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Each Party may execute this Agreement by facsimile transmission or in Adobe™ Portable Document Format (PDF) sent by electronic mail. In addition, facsimile or PDF signatures of authorized signatories of any Party will be deemed to be original signatures and will be valid and binding, and delivery of a facsimile or PDF signature by any Party will constitute due execution and delivery of this Agreement.
13.     English Language. This Agreement, the License Agreement and the Technology Transfer Agreement were prepared in the English language. However, it is understood that a Chinese version of the License Agreement and the Technology Transfer Agreement will be prepared only for the purpose of filing with the relevant government authorities in the Territory. Sinopharm shall be responsible for preparing the Chinese version of the License Agreement and the Technology Transfer Agreement and the filing thereof with the relevant authorities in the Territory as required by the applicable law, and AEZS shall provide the necessary assistance with respect thereto. In the event of any conflict between the Chinese version filed and the English version of the License Agreement or the Technology Transfer Agreement, the English version shall prevail.

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IN WITNESS WHEREOF, and intending to be legally bound hereby, the Parties have caused this Agreement to be executed by their duly authorized representatives as of the Effective Date.

	Aeterna Zentaris GmbH		Sinopharm A-think Pharmaceutical Co., Ltd.

By:	/s/ Richard Sachse	By:	/s/ ZhiDan Jia
Name:	Dr. Richard Sachse	Name:	Dr. ZhiDan Jia
Title:	Managing Director	Title:	General Manager

EXHIBIT A

Form of License Agreement
(See Attachment)
[Note: Attachment Omitted; see Exhibit 99.3]

EXHIBIT B

Form of Technology Transfer Agreement
(See Attachment)
[Note: Attachment Omitted; see Exhibit 99.4]

EXHIBIT C

Form of Press Release

Aeterna Zentaris and Sinopharm A-Think Sign Master Collaboration Agreement for Zoptarelin Doxorubicin in China
All amounts are in U.S. dollars
Québec City, Canada, December 2, 2014 - Aeterna Zentaris Inc. (NASDAQ: AEZS, TSX: AEZ) (the "Company") and Sinopharm A-Think Pharmaceuticals Co., Ltd. ("Sinopharm A-Think") today announced the signing of an exclusive license and technology transfer agreement, for the Company's lead anti-cancer compound, zoptarelin doxorubicin, for the initial indication of endometrial cancer, for the Chinese, Hong Kong and Macau markets (the "Territory"). Zoptarelin doxorubicin, a novel synthetic peptide carrier linked to doxorubicin, is currently in a ZoptEC (Zoptarelin doxorubicin in Endometrial Cancer) Phase 3 trial in endometrial cancer.
Under the terms of the Master Collaboration Agreement, Aeterna Zentaris will be entitled to receive a non-refundable $1 million fee for the transfer of the Company's technology for zoptarelin doxorubicin to Sinopharm A-Think. Sinopharm A-Think has also agreed to make additional payments to the Company upon achieving certain pre-established regulatory and commercial milestones. Furthermore, the Company will receive royalties on future net sales of zoptarelin doxorubicin in the Territory. Sinopharm A-Think will be responsible for the development, production, registration and commercialization of the product in the Territory.
David Dodd, Chairman and CEO at Aeterna Zentaris stated, "We are very excited regarding this agreement for zoptarelin doxorubicin with Sinopharm, the largest pharmaceutical company in China, which is one of the major domestic markets in the world for pharmaceutical products. Women with advanced endometrial cancer are in need of additional treatments, and zoptarelin doxorubicin might prove to be a significant treatment option for them. This agreement is also consistent with our strategy of leveraging our pipeline to secure future revenues with strategic development and commercial licensees for specific regions of the world."
Dr. Jia Zhidan, General Manager of Sinopharm A-Think, similarly indicated that, "We believe zoptarelin doxorubicin can pioneer the use of conjugate technology in advanced endometrial cancer, as earlier clinical development with this product has shown encouraging data in overall survival and tolerability. We also believe that zoptarelin doxorubicin has the potential to become our star product in the future. As an enterprise committed to building up a professional anti-cancer platform, we would like to look for additional promising products such as zoptarelin doxorubicin, and are more than willing to cooperate with excellent companies such as Aeterna Zentaris. We hope to engage additional cooperation opportunities in the future, benefitting more cancer patients."
About Zoptarelin Doxorubicin
Zoptarelin doxorubicin represents a new targeting concept in oncology using a hybrid molecule composed of a synthetic peptide carrier and a well-known chemotherapy agent, doxorubicin. Zoptarelin doxorubicin is the first intravenous drug in advanced clinical development that directs the chemotherapy agent specifically to LHRH-receptor expressing tumors, resulting in a more targeted treatment with less damage to healthy tissue.
The Company is currently conducting a ZoptEC (Zoptarelin doxorubicin in Endometrial Cancer) Phase 3 trial in women with advanced, recurrent or metastatic endometrial cancer, while zoptarelin doxorubicin is also in an investigator-initiated Phase 2 trial in prostate cancer. Aeterna Zentaris owns the worldwide (ex-China, Hong
Kong and Macau) rights to this compound.

About Sinopharm A-Think Pharmaceuticals Co., Ltd. ("Sinopharm A-Think")
China National Pharmaceutical Group Corporation ("Sinopharm") is the largest medical and healthcare group in China and on the Global Fortune 500 list, which is directly managed by the State-owned Assets Supervision and Administration Commission of the State Council ("SASAC"), with the core businesses of distribution, logistics, retail, scientific research and manufacturing of healthcare related products. In 2013, the gross revenue of Sinopharm exceeded $33.3 billion. For more information, visit www.sinopharm.com.
Sinopharm A-Think is a subsidiary of Sinopharm. Sinopharm A-Think focuses on the development of injectable anti-tumor and anti-hepatitis products, and is the only integrated platform for R&D and manufacturing of anti-tumor and anti-virus drugs within Sinopharm, with a complete system of anti-cancer drug R&D, manufacturing and sales throughout China.
About Aeterna Zentaris Inc.
Aeterna Zentaris is a specialty biopharmaceutical company engaged in developing and commercializing novel treatments in oncology and endocrinology. For more information, visit www.aezsinc.com.
Forward-Looking Statements
This press release contains forward-looking statements made pursuant to the safe harbor provisions of the US Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties that could cause the Company's actual results to differ materially from those in the forward- looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the risk that safety and efficacy data from any of our Phase 3 trials may not coincide with the data analyses from previously reported Phase 1 and/or Phase 2 clinical trials, the ability of the Company to efficiently commercialize one or more of its products or product candidates, the ability of the Company to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's quarterly and annual filings with the Canadian and US securities commissions for additional information on risks and uncertainties relating to forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or by applicable law.
Contacts:
Paul Burroughs
Director of Communications
(418) 652-8525 ext. 406
pburroughs@aezsinc.com
Dr. Shujuan Wang
CSO
+86-431-81811588
gyyxwsj@sinopharm.com